Exhibit 99.1

Medicure reports financial results for the seven months ended December 31, 2014

WINNIPEG, April 14, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF.US), a specialty pharmaceutical company, today reported its results from operations for the seven months ended December 31, 2014.

Seven Months Ended December 31, 2014 Highlights:

•	Recorded net revenue of $5.3 million during the seven months ended December 31, 2014, an increase of 143% compared to $2.2 million for the comparable period in the previous year;
•	Earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the seven months ended December 31, 2014 was $1.1 million compared to a loss of $238,000 for the comparable period in the previous fiscal year;
•	Net income for the seven months ended December 31, 2014 was $1.2 million, compared to a net loss of $960,000 for the comparable period in the previous year.

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the seven months ended December 31, 2014 was $5.3 million compared to $2.2 million for the seven months ended December 31, 2013, an increase of 143%.

Hospital demand for AGGRASTAT increased significantly compared to the previous fiscal year.  The increase in revenue is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT.  The number of new customers reviewing and implementing AGGRASTAT has increased sharply as a result of FDA approval of the new dosing regimen for AGGRASTAT as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

EBITDA for the seven months ended December 31, 2014 was $1.1 million compared to a loss of $238,000 for the seven months ended December 31, 2013.

Net income for the seven months ended December 31, 2014 was $1.2 million or $0.10 per share, compared to a net loss of $960,000 or $0.08 per share for the seven months ended December 31, 2013.  The increase in net income is primarily a result of other, non-cash, income relating to the value of Medicure's ownership interest in Apicore, Inc. ("Apicore"), acquired on July 3, 2014, net of costs associated with the transaction, as a result of services provided by Medicure in its lead role in structuring a majority interest purchase and financing of Apicore.  The improvement compared to the same period of the prior year is also due to increased revenue from the sale of AGGRASTAT during the seven months ended December 31, 2014, partially offset by selling, general and administration expenses.  The increase in selling, general and administration expenses is primarily due to higher personnel expenses, including stock-based compensation of $621,000, a non-cash expense, and higher selling costs associated with the growth in AGGRASTAT revenues.

At December 31, 2014, the Company had cash totaling $494,000 compared to $234,000 as of May 31, 2014. The increase in cash is primarily due to the higher net income after adjusting for non-cash items and higher accounts payable and accrued liabilities at December 31, 2014, partially offset by higher accounts receivable.  Cash flows from operating activities for the seven months ended December 31, 2014 were $276,000 compared to cash used in operating activities of $106,000 for the seven months ended December 31, 2013.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Upcoming Q1 Conference Call

A conference call will not be held in regards to the December 31, 2014 results.  Instead, the Company will hold a conference call in connection with the release of Q1 2015 results near the end of April.  The call will include a review and discussion of the year end.  Information regarding the next call will be provided closer to the date of the conference call.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg over 3 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg over 3 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions
Bleeding is the most common complication encountered during therapy with AGGRASTAT. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Fatal bleeding events have been reported. Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please refer to Full Prescribing Information.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

Notes

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense". The term "EBITDA", as it relates to the seven months ended December 31, 2014 and 2013 results prepared using International Financial Reporting Standards ("IFRS"), does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven month fiscal year ended December 31, 2014.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com. To be added to Medicure's e-mail list, please visit: http://medicure.com/newsreleases.html

CO: Medicure Inc.

CNW 11:35e 14-APR-15